The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

April 23, 2019

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Corey Rose, Alexander Karampatsos, Joshua Katz, Michelle Lombardo and me on April 12, 2019 with respect to the Registrant’s Post-Effective Amendment No. 161, filed on March 1, 2019, relating to The Hartford Balanced Fund (to be renamed Hartford Multi-Asset Income and Growth Fund on May 1, 2019) (the “Fund”). We have reproduced your comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in a post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended. Capitalized terms have the meanings attributed to such terms in the Post-Effective Amendment.

1. Comment:	The fee table in the prospectus reflects a management fee of 0.56%. However, the effective management fee as presented in the section entitled “The Investment Manager and Sub-Adviser – Management Fee” reflects 0.59%. Please explain.

Response:	The management fee that is presented in the fee table was restated to reflect a lower contractual management fee rate that became effective on March 1, 2018.

2. Comment:	The Principal Investment Strategy section of the Fund’s Prospectus indicates that the Fund may invest in exchange traded funds. If acquired fund fees and expenses will be in excess of 0.01%, please include a separate line item in the fee table that reflects acquired fund fees and expenses.

Response:	The acquired fund fees and expenses are estimated to be 0.03%. The Registrant will update the fee table consistent with this comment.

3. Comment:	Please confirm supplementally that the Fund’s investment adviser or sub-adviser has the records necessary to support the calculation of the performance of the composite included in the prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:	The Registrant confirms that Wellington Management Company LLP, the Fund’s sub-adviser, has the records necessary to support the calculation of the composite performance as required by Rule 204-2(a)(16). The Registrant confirms that Hartford Funds Management Company, LLC, the Fund’s investment manager, has the records to support the calculation of the returns of Hartford Multi-Asset Income Fund, the only account currently included in the composite.

4. Comment:	Please confirm whether the net composite returns are net of all fees charged to the accounts included within the composite.

Response:	The Registrant will update the disclosure to show the composite net of the Fund’s Class A expenses and the maximum Class A sales charge, as well as the composite net of the Fund’s Class A expenses, but excluding Class A sales charges. To calculate the performance of the composite net of Class A expenses and the maximum Class A sales charge, the total annual fund operating expenses and the maximum sales charge payable by Class A shares of the Fund, as set forth in the Fund’s fee table in the Summary Section, will be used. To calculate the performance of the composite net of Class A expenses but excluding Class A sales charges, only the total annual fund operating expenses payable by Class A shares of the Fund, as set forth in the Fund’s fee table in the Summary Section, will be used.

5. Comment:	If the expenses used to calculate the net composite returns are lower than the Fund’s expenses, include a statement to the effect that if the Fund’s expenses were reflected, performance would have been lower.

Response:	The Registrant will update the disclosure to show the composite net of the Fund’s Class A expenses and the maximum Class A sales charge, as well as the composite net of the Fund’s Class A expenses, but excluding Class A sales charges.

Should you have any questions, please feel free to contact the undersigned at (610) 386-4077.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

cc:	Corey Rose

Alexander Karampatsos

Joshua Katz

Michelle Lombardo